Blazzard, Grodd & Hasenauer, P.C.
943 Post Road East
Westport, CT 06880
(203) 226-7866



VIA EDGAR


February 15, 2002



Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
450 Fifth Street, N.W.
Washington, DC 20549

Re: General American Separate Account Two
    File No. 333-83719
    CIK 0000278360
    --------------------------------------

Ladies and Gentlemen:

Pursuant to Securities Act Rule 477, General American Separate Account Two hereby requests withdrawal of the above-referenced Registration Statement on Form N-4, Accession No. 0000928389-99-000205 as filed on July 26, 1999, and withdrawal of Pre-Effective Amendment No. 1 to Form N-4, Accession No. 0000928389-00-000264 as filed on October 5, 2000. This Registration Statement has not become effective.

Please contact the undersigned with any questions or comments you may have concerning this filing.

Sincerely,

BLAZZARD, GRODD & HASENAUER, P.C.



By: /s/RAYMOND A. O'HARA III
    ------------------------------
    Raymond A. O'Hara III